                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SYNAVANT INC.
                       (Name of Subject Company (Issuer))

                             AMGIS ACQUISITION CO.
                          DENDRITE INTERNATIONAL, INC.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   87157A105
                                 (CUSIP Number)

                         CHRISTINE A. PELLIZZARI, ESQ.
                                GENERAL COUNSEL
                          DENDRITE INTERNATIONAL, INC.
                             1200 MT. KEMBLE AVENUE
                       MORRISTOWN, NEW JERSEY 07960-6797
                                 (973) 425-1200
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             RONALD H. JANIS, ESQ.
                       PITNEY, HARDIN, KIPP & SZUCH, LLP
                                 P.O. BOX 1945
                          MORRISTOWN, NEW JERSEY 07960
                                 (973) 966-6300

                           CALCULATION OF FILING FEE:

TRANSACTION VALUATION*   AMOUNT OF FILING FEE**
----------------------   ----------------------
    $45,080,948.29             $3,647.05

---------------

*  For purposes of calculating amount of filing fee only. This amount assumes
   (i) the purchase of all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of SYNAVANT Inc. (15,242,578 shares at March 31,
   2003) at a purchase price of $2.83 in cash per share and (ii) the payment of cash in the amount of $2.83 in respect of each outstanding option and restricted stock unit to purchase shares of Common Stock with a per share exercise price or strike price that is less than $2.83 (1,751,881 shares at March 31, 2003) less the aggregate exercise price for all such options of $3,013,370.68.

** The amount of the filing fee calculated in accordance with Rule 0-11 Of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the transaction value.

     [ ] Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Amgis Acquisition Co., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Dendrite International, Inc., a New Jersey corporation ("Dendrite"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of SYNAVANT Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $2.83 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Dendrite.

     All information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1-9 and 11 in this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (b) Other Material Information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(1)(B) is incorporated herein by reference.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)(A)   Offer to Purchase dated May 16, 2003.
(a)(1)(B)   Letter of Transmittal.
(a)(1)(C)   Notice of Guaranteed Delivery.
(a)(1)(D)   Guidelines for Substitute Form W-9.
(a)(1)(E)   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
(a)(1)(F)   Letter to Clients for Use by Brokers, Dealers, Trust
            Companies, Commercial Banks and Other Nominees.
(a)(1)(G)   Summary Newspaper Advertisement published in The Wall Street
            Journal on May 16, 2003.
(a)(1)(H)   Press Release issued by Dendrite dated April 21, 2003
            (incorporated herein by reference to the Tender Offer
            Statement on Schedule TO, dated April 21, 2003).
(a)(1)(I)   Press Release issued by Dendrite dated May 9, 2003
            (incorporated herein by reference to the Tender Offer
            Statement on Schedule TO, dated May 9, 2003).
(a)(1)(J)   Press Release issued by Dendrite dated May 15, 2003
            (incorporated herein by reference to the Tender Offer
            Statement on Schedule TO, dated May 16, 2003).
(b)         Not applicable.
(d)(1)      Agreement and Plan of Merger, dated as of May 9, 2003, among
            Dendrite, the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated May 12, 2003).

(d)(2)      Confidentiality Agreement dated August 14, 2002 between the
            Company and Dendrite.
(d)(3)      Letter Agreement dated May 8, 2003, by and among Dendrite,
            IMS Health Incorporated and the Company.
(d)(4) Amendment No. 2 to the Rights Agreement, dated May 9, 2003, by and between the Company and Equiserve Trust Company, N.A.
            (incorporated by reference to Exhibit 99.2 to the Company's
            Current Report on Form 8-K dated May 12, 2003).
(g)         Not applicable.
(h)         Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2003

                                          DENDRITE INTERNATIONAL, INC.

                                          By:  /s/ CHRISTINE A. PELLIZZARI
                                            ------------------------------------
                                            Name: Christine A. Pellizzari
                                            Title:  Vice President, General
                                                    Counsel & Secretary

                                          AMGIS ACQUISITION CO.

                                          BY:  /s/ CHRISTINE A. PELLIZZARI
                                            ------------------------------------
                                            Name: Christine A. Pellizzari
                                            Title:  President

                               INDEX OF EXHIBITS

EXHIBIT NO.                             DOCUMENT
-----------                             --------
(a)(1)(A)     Offer to Purchase dated May 16, 2003.
(a)(1)(B)     Letter of Transmittal.
(a)(1)(C)     Notice of Guaranteed Delivery.
(a)(1)(D)     Guidelines for Substitute Form W-9.
(a)(1)(E)     Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(1)(F)     Letter to Clients for Use by Brokers, Dealers, Trust
              Companies, Commercial Banks and Other Nominees.
(a)(1)(G)     Summary Newspaper Advertisement published in The Wall Street
              Journal on May 16, 2003.
(a)(1)(H)     Press Release issued by Dendrite dated April 21, 2003
              (incorporated herein by reference to the Tender Offer
              Statement on Schedule TO, dated April 21, 2003).
(a)(1)(I)     Press Release issued by Dendrite dated May 9, 2003
              (incorporated herein by reference to the Tender Offer
              Statement on Schedule TO, dated May 9, 2003).
(a)(1)(J)     Press Release issued by Dendrite dated May 15, 2003
              (incorporated herein by reference to the Tender Offer
              Statement on Schedule TO, dated May 16, 2003).
(b)           Not applicable.
(d)(1)        Agreement and Plan of Merger, dated as of May 9, 2003, among
              Dendrite, the Purchaser and the Company (incorporated by
              reference to Exhibit 99.1 to the Company's Current Report on
              Form 8-K dated May 12, 2003).
(d)(2)        Confidentiality Agreement dated August 14, 2002 between the
              Company and Dendrite.
(d)(3)        Letter Agreement dated May 8, 2003, by and among between
              Dendrite, IMS Health Incorporated and the Company.
(d)(4)        Amendment No. 2 to the Rights Agreement, dated May 9, 2003, by and between the Company and Equiserve Trust Company, N.A.
              (incorporated by reference to Exhibit 99.2 to the Company's
              Current Report on Form 8-K dated May 12, 2003).
(g)           Not applicable.
(h)           Not applicable.